

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2018

Ciro M. DeFalco
Senior Vice President and Chief Financial Officer
The Navigators Group, Inc.
400 Atlantic Street
Stamford, Connecticut 06901

  Re: NAVIGATORS GROUP INC.
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed February 17, 2017
    File No. 000-15886

Dear Mr. DeFalco:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Division of Corporation Finance
           Office of Healthcare & Insurance